

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

Via Email
Manbo He
Chief Financial Officer
Xinyuan Real Estate Co., Ltd.
27F, China Central Place, Tower II,
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

> **Re:** **Xinyuan Real Estate Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 25, 2014**
> **Response Letter Dated October 1, 2014**
> **File No. 1-33863**

Dear Dr. He:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief